UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
COX RADIO, INC.
(Name of the Issuer)
Cox Radio, Inc.
(Name of Person(s) Filing Statement)
Class A common stock, par value $0.33 per share
(Title of Class of Securities)
224051102
(CUSIP Number of Class of Securities)
Robert F. Neil
President and Chief Executive Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
(678) 645-0000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Jay M. Tannon
Frank M. Conner III
Michael P. Reed
DLA Piper LLP (US)
500 8th Street, NW
Washington, DC 20004
(202) 799-4000
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:       ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:       ☐
CALCULATION OF FILING FEE

Transaction Valuation(1): $82,405,037	Amount of Filing Fee(2): $4,599

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $4.80, which is the increased tender offer price, and (ii) 17,167,716, the estimated maximum number of shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc. to be acquired in the tender offer. The 17,167,716 Shares represent the 20,759,670 Shares outstanding as of March 17, 2009, less the 3,591,954 Shares already beneficially owned by Cox Enterprises, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$4,599
Filing Party:	Cox Enterprises, Inc. and Cox Media Group, Inc.
Form or registration no.:	Schedule TO-T
Date Filed:	March 23, 2009 and April 30, 2009

TABLE OF CONTENTS

Item 15. Additional Information
Item 16. Exhibits
Item 12. Exhibits
SIGNATURES
INTRODUCTION
     This Amendment No. 2 to Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by Cox Radio, Inc., a Delaware corporation (“Radio” or the “Company”), the issuer of the Class A common stock that is subject to the Rule 13e-3 transaction, to amend and supplement Items 15 and 16 of the Schedule 13E-3 filed by Radio on May 11, 2009. The filing person is the subject company. This Transaction Statement relates to the offer by Cox Media Group, Inc., a Delaware corporation (“Media”), and a wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Radio, not owned by Media upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated April 29, 2009 (the “Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer”), filed as exhibits to the Schedule TO-T of Media and Enterprises, filed with the Securities and Exchange Commission (“SEC”) on March 23, 2009 (the “Schedule TO”).
     The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), filed by Radio with the SEC on May 1, 2009, as amended and supplemented by Amendments No. 4 , No. 5 and No. 6, copies of which are attached hereto as Exhibits (a)(2)(A)(iv) to (a)(2)(A)(vii), respectively, are incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, Parent or the Purchasers has been provided by such person and not by any other person.
Item 15. Additional Information
Regulation M-A Item 1011
     Item 15 is hereby amended and supplemented by adding the following text thereto:
(1) The Offer expired at 5:00 p.m., New York City time, on May 19, 2009. According to American Stock Transfer & Trust Company, the depositary for the Offer, a total of approximately 10,327,500 Shares were validly tendered, including approximately 917,500 Shares guaranteed to be delivered in the Offer, representing, in the aggregate, 59.4% of the Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (which includes the Shares held by the independent directors of Radio’s board that serve on the special committee formed to consider the Offer).
The number of Shares tendered pursuant to the Offer satisfies the non-waivable majority of the minority condition to the Offer. Together with the Shares already owned by Media, assuming conversion of all outstanding shares of Radio’s Class B common stock, tendered Shares, including those subject to guaranteed delivery, represent approximately 91.4% of the outstanding Shares. Media has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.
Since Media will own at least 90% of the outstanding Shares, after the conversion of some or all outstanding shares of Radio’s Class B common stock, Media intends to cause Radio to consummate a short-form merger in which any remaining Shares held by stockholders will be converted into the right to receive $4.80 per Share, other than with respect to Shares for which appraisal rights are asserted and perfected. Following such a merger, the Shares will cease to be listed on the New York Stock Exchange.
(2) The press release, dated May 19, 2009, announcing the results of the Offer is filed as Exhibit (a)(1)(S) hereto and is incorporated herein by reference.
Item 16. Exhibits

Regulation M-A Item 1016
     The information required by this Item 16 is included below as part of Item 12.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 23, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(D)	Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(G)	Summary Advertisement published on March 24, 2009 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(H)	Cox Enterprises, Inc. press release, dated March 23, 2009 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(I)	Letter to Board of Directors of Cox Radio, Inc., dated March 22, 2009 (incorporated by reference to Exhibit 7.02 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(a)(1)(J)	Notice to Participants of Cox Radio, Inc. Employee Stock Purchase Plan mailed by Cox Enterprises to plan participants (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(K)	Email correspondence to employees of Cox Enterprises and Cox Radio from Cox Enterprises delivered on March 23, 2009 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(L)	Press release issued by Cox Enterprises on April 20, 2009, entitled “Cox Enterprises, Inc. Extends Tender Offer for Cox Radio.” (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(a)(1)(M)	Press release issued by Cox Enterprises on April 29, 2009, entitled “Cox Enterprises, Inc. to Increase Tender Offer Price for Cox Radio to $4.80 per Share and Extend Offer.” (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(1)(N)	Amended and Restated Offer to Purchase, dated April 29, 2009 (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(l)(O)	Amended and Restated Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(O) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

Exhibit No.	Description
(a)(l)(P)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(P) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(l)(Q)	Amended and Restated Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(Q) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(l)(R)	Amended and Restated Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(R) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(1)(S)	Press release issued by Cox Enterprises on May 19, 2009, entitled “Cox Enterprises Completes Tender Offer for Cox Radio” (incorporated by reference to Exhibit (a)(1)(U) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on May 20, 2009).

(a)(2)(A)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cox Radio, dated and filed on April 3, 2009.

(a)(2)(A)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 20, 2009.

(a)(2)(A)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 30, 2009.

(a)(2)(A)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 1, 2009.

(a)(2)(A)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 7, 2009.

(a)(2)(A)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 13, 2009.

(a)(2)(A)(vii)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 22, 2009.

(a)(2)(B)	Letter, dated April 3, 2009, from the Special Committee of Cox Radio to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(A) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(C)	Press release issued by Cox Radio on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Enterprises, Inc.” (incorporated by reference to Exhibit (a)(2)(B) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(D)	Press release issued by Cox Radio on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media’s Tender Offer” (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(E)	Press release issued by Cox Radio on April 20, 2009, entitled “Cox Radio, Inc. Issues Revised Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.” (incorporated by reference to Exhibit (a)(2)(D) to the Schedule 14D-9/A filed by Cox Radio on April 20, 2009).

(a)(2)(F)	Press release issued by Cox Radio on April 30, 2009, entitled “Cox Radio, Inc. Recommends the Tender Offer by Cox Media Group, Inc. at the Increased Offer Price of $4.80 Per Share” (incorporated by reference to Exhibit (a)(2)(E) to the Schedule 14D-9/A filed by Cox Radio on April 30, 2009).

(a)(2)(G)	Press release issued by Cox Radio on March 23, 2009, entitled “Cox Radio Comments on Cox Enterprises Tender Offer” (incorporated by reference to Exhibit (a)(5)(B) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

Exhibit No.	Description
(a)(5)(A)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(B)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(C)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(D)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461-VCP, Delaware Chancery Court (filed April 7, 2009) (incorporated by reference to Exhibit (a)(5)(J) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(E)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009) ) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(F)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 15, 2009) ) (incorporated by reference to Exhibit (a)(5)(I) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(G)	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated March 31, 2009 ) (incorporated by reference to Exhibit (a)(5)(G) to the Schedule 14D-9/A filed by Cox Radio on April 20, 2009).

(a)(5)(H)	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated April 19, 2009 ) (incorporated by reference to Exhibit (a)(5)(H) to the Schedule 14D-9/A filed by Cox Radio on April 20, 2009).

(a)(5)(I)	Memorandum of Understanding, dated April 29, 2009 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule 14D-9/A filed by Cox Radio on April 30, 2009).

(a)(5)(J)	Letter, dated May 1, 2009, from the Special Committee to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(F) to the Schedule 14D-9/A filed by Cox Radio on May 1, 2009).

(b)(1)	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(2)	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(3)	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008 (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(c)(1)	Materials presented by Citigroup Global Markets Inc. to the senior management of Cox Enterprises, Inc. on March 16, 2009 (incorporated by reference to Exhibit (c)(1) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

Exhibit No.	Description
(c)(2)	Materials presented by Citigroup Global Markets Inc. to the Board of Directors of Cox Enterprises, Inc. on March 22, 2009 (incorporated by reference to Exhibit (c)(2) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(c)(3)	Materials presented by senior management of Cox Enterprises, Inc. and Cox Media Group, Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009 (incorporated by reference to Exhibit (c)(3) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(c)(4)	Opinion of Gleacher Partners LLC (incorporated by reference to Exhibit (a)(5)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(c)(5)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by John Morton, Paul Ravaris and Associates (incorporated by reference to Exhibit (c)(5) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(6)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Duff & Phelps (incorporated by reference to Exhibit (c)(6) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(7)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Bond & Pecaro (incorporated by reference to Exhibit (c)(7) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(8)	Valuation of Cox Radio, Inc.’s radio stations as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142 (incorporated by reference to Exhibit (c)(8) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(9)	Valuation of Cox Radio, Inc.’s FCC licenses as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142 (incorporated by reference to Exhibit (c)(9) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(10)	Valuation of Cox Radio, Inc. as of December 31, 2007 by Valuation Research Corporation (incorporated by reference to Exhibit (c)(10) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(11)	Materials presented by Citigroup Global Markets Inc. to the financial advisors of the special committee of Cox Radio, Inc. on April 24, 2009 (incorporated by reference to Exhibit (c)(11) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(c)(12)	Materials presented by Gleacher Partners to Citigroup Global Markets Inc. on April 21, 2009 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(13)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 16, 2009 (incorporated by reference to Exhibit (a)(5)(N) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(14)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 23, 2009 (incorporated by reference to Exhibit (a)(5)(O) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(15)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 27, 2009 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(16)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 1, 2009 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule 14D-9/A filed by Cox Radio on April 30, 2009).

(d)	None.

(e)	Revolving Promissory Note, dated December 4, 2003 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(N) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(g)	None.

(h)	None.

SIGNATURES
     After due inquiry and to the best knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

COX RADIO, INC.

By:	/s/ Charles L. Odom Name: Charles L. Odom
Title: Chief Financial Officer
Date: May 22, 2009